Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Algae Bloom in Chile Region X

Marine Harvest has experienced a severe algae bloom in our Chilean operations in Region X. Three sea water sites are affected; Punta Redonda, Huar Sur and Huar Norte. We have stocked 2.9 mill fish at these sites and the average live weight ranges from 1.5 kg to 2.5 kg. Approximately 1.2 mill fish has currently suffered mortality. Our biomass is insured.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.